UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2017.

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ____________ to ____________
Commission file number 1-4422

A.	Full title of the plan and address of the plan, if different from that of issuer named below:
Western Industries - North, LLC

Western Industries Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
ROLLINS, INC.
2170 PIEDMONT ROAD, N.E.
ATLANTA, GA 30324

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN
Financial Statements
December 31, 2017 and 2016

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6 -10

Supplemental Information:	11
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) Signatures Ex-23.1 Consent of Independent Registered Public Accounting Firm	12 13 14

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the
Western Industries Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Western Industries Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Windham Brannon, P.C.

We have served as the Plan’s auditor since 2007.

Atlanta, Georgia
June 22, 2018

WESTERN INDUSTRIES
RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Benefits
December 31, 2017 and 2016

ASSETS	2017	2016
INVESTMENTS:
Investments at fair value	$19,508,365	$16,058,232
Investments at contract value	11,250,346	11,307,234
Total Investments	30,758,711	27,365,466
RECEIVABLES:
Employer contribution receivables	417,449	406,028
Notes receivable from participants	677,051	748,140

Total Receivables	1,094,500	1,154,168

NET ASSETS AVAILABLE FOR BENEFITS	$31,853,211	$28,519,634

The accompanying notes are an integral part of these financial statements.

WESTERN INDUSTRIES
RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2017

ADDITIONS:
Additions to net assets attributed to:
Investment Income	$3,978,415

Interest on notes receivable from participants	31,952
Contributions:
Employer	611,611
Participants	774,857
Rollovers	53,636
1,440,104
Total Additions	5,450,471

DEDUCTIONS:
Distributions to participants	2,062,429
Participant transaction charges	27,335
Total Deductions	2,089,764
Net Increase	3,360,707

Transfer of assets out of Plan	(53,276)
Transfer of assets into Plan	26,146

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	28,519,634
END OF YEAR	$31,853,211

The accompanying notes are an integral part of these financial statements.

Western Industries Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

1.	DESCRIPTION OF PLAN

The following description of the Western Industries Retirement Savings Plan (the “Plan”) is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan, as amended and restated, is a defined contribution plan covering eligible employees of Western Industries North, LLC (the “Company” and the “Plan Sponsor”) and Western Industries South, LLC (excluding the Western Sales employees, Supervisors and Managers as amended in the Plan Restatement). Rollins, Inc. is the Company’s parent. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan administrator has the discretion to provide transfers to and from defined contribution plans maintained by related companies. This provision is intended primarily to facilitate the periodic transfers to and from the Rollins 401(k) Savings Plan (“Rollins Plan”) or the Waltham Services, LLC Tax-Favored Employees’ Savings Plan (“Waltham Plan”), without requiring participant elections, but may also apply to other 401(k) plans from other acquisitions.

The Plan has designated the Plan investment fund invested primarily in Rollins, Inc. common stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”). The Administrative Committee may allow participants to elect to receive dividends on Rollins, Inc. common stock in cash as taxable compensation or to have such dividends paid to the Plan and reinvested in Rollins, Inc. common stock with taxes deferred. Participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. common stock held in their accounts under the Plan.

Eligibility
Employees are eligible to participate in the Plan following completion of three months of service for fulltime employees and one year of service in which at least 1,000 hours of work was completed for non-fulltime employees. Employees enter the Plan on the first day of the quarter following attainment of eligibility requirements.

Contributions
Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation, unless the employee elects differently. Participants may elect to contribute up to 75% of eligible compensation as defined by the Plan, except for highly compensated employees who may contribute from 1% to 7% of their compensation. This limit was changed to 8% effective August 1, 2017. Contributions by participants are not to exceed the annual maximum of $18,000 in 2017. Participants age 50 or older may also make additional “catch-up” contributions limited to $6,000 in 2017. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollovers”). The Company matches each participant’s contribution equal to $0.50 for each $1.00 contributed limited to the first 3% of the participant’s compensation. The Company match is contributed to employees each pay period. For the year ended December 31, 2017, the Company contributed approximately $584,000 (net forfeitures) in matching contributions.

Discretionary contributions made by the Company under a profit sharing program are determined at the end of the year by the Company’s Board of Directors. Participants whose compensation is in excess of the Social Security taxable wage base receive an allocation equal to the greater of 5.7% or a percentage equal to the Social Security contribution rate in effect at the beginning of the Plan year of such excess compensation. The contributions remaining after making the allocation, if any, are allocated to all eligible participants based on the ratio of a participant’s compensation to the total compensation of all eligible participants, provided the participant has completed 1,000 hours of service during the Plan year and is an employee on the last day of the Plan year. No discretionary profit sharing contributions were made in 2017.

Additional discretionary Company contributions are determined at the end of the year by the Company’s Board of Directors. The Company can elect to provide an additional discretionary contribution up to three percent of a participant’s compensation. To be eligible for the additional discretionary contribution, the participant must be actively employed on the last day of the Plan year and have completed 1,000 hours of service during the Plan year. An additional discretionary contribution of approximately $417,000 was made for 2017.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contribution and earnings on the investments in their account, and is charged with specific transaction fees. Participants direct the investment of their contributions and any Company contributions into various investment options offered by the Plan. The Plan currently offers fifteen mutual funds, one synthetic guaranteed investment contract (GIC), and Rollins, Inc. common stock as investment options for participants. Participants may change their investment options on a daily basis. The default investment fund is selected by the Administrator. The Administrator has elected GoalMaker (an asset allocation model based on the participants expected retirement date which includes various fund options offered by the Plan) as the default investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Approximately 24% of the participants are no longer employees of the Company.

Notes Receivable from Participants
The Plan provides for loans to participants up to the lesser of 50% of the individual participant’s vested account balance of employee contributions plus actual earnings thereon or $50,000. Principal and interest are paid ratably through payroll deductions. A participant’s loan payments of principal and interest are allocated to their account and invested according to their current investment elections. Loan terms range from 1 to 5 years. Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus 2%. Interest rates are updated quarterly. The update takes place on the last business day of the calendar quarter effective for loans made on or after the first business day of the subsequent quarter. Interest rates on outstanding loans as of December 31, 2017 and 2016 ranged from 4.25% to 5.50%. Participants may only have one loan outstanding at a time.

Vesting
Participants are vested immediately in their contributions, plus actual earnings thereon. Upon normal retirement, disability, or death, each participant is 100% vested in the Company’s contributions. Participants vest in the Company’s additional discretionary and profit sharing contributions based on the following schedule:

Years of Credit Service	Vesting

Less than 2 years	0%
Between 2 and 3 years	20%
Between 3 and 4 years	40%
Between 4 and 5 years	60%
Between 5 and 6 years	80%
6 years or more	100%

Participants hired prior to January 1, 2007 vest in the additional discretionary and profit sharing contributions based on a vesting schedule that begins at 3 years and earns 20% each year thereafter through 7 years of service.

A participant’s vested percentage in the Company match contributions is determined in accordance with the following schedule:

Years of Credit Service	Vesting

Less than 1 year	0%
Between 1 and 2 years	20%
Between 2 and 3 years	40%
Between 3 and 4 years	60%
Between 4 and 5 years	80%
5 years or more	100%

Forfeitures
Forfeitures are created when participants terminate employment before becoming vested in the Company’s contributions. Forfeitures were $121 at December 31, 2017 and $3,522 at December 31, 2016. Forfeitures are used to reduce employer matching contributions to the Plan. Forfeitures of $15,722 were used in 2017 to reduce the Company’s matching contribution.

Payment of Benefits
Upon retirement, death, total and permanent disability, or termination for any reason, the participant, or their beneficiary, may receive the total value of their vested account in either a single lump-sum payment in cash, installments over a period of not more than a participant’s assumed life expectancy, in partial withdrawals, or in a joint and 100% survivor annuity. For participants who have attained age 70½, payments are made in accordance with minimum annual amounts as described in applicable sections of the Internal Revenue Code.

Withdrawals of all or any part of vested contributions during employment are permitted only under hardship circumstances which are set forth in accordance with applicable sections of the Internal Revenue Code and approved by the Plan Administrator. After a hardship withdrawal, a participant may not make contributions into their account for a period of six months.

Effective January 1, 2016, participants may withdraw all or a part of their accounts, including the Company matching contributions, upon reaching age 59½ or upon becoming disabled.

Participant Transaction Charges
All loan fees, investment transaction fees, and recordkeeping fees are paid by participants through a per-participant charge, and all revenue-sharing amounts received by the Company are returned to the Plan, which are then allocated to the participant accounts in accordance with ERISA. Loan fees are charged directly to the participant requesting the loan. Transaction and recordkeeping fees are included in the administrative expenses. The Company paid all other administrative expenses of the Plan during 2017.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Internal Revenue Code. In the event of Plan termination, participants would become fully vested.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investments held by a defined contribution plan are required to be reported at fair value, except for the fully benefit-responsive investment contract. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net change in fair value of investments includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid principal balance. Interest income is recognized when received, primarily per pay period. As delinquent participant notes receivable 90 days past the due date are recorded as distributions based on the terms of the Plan agreement, no allowance for credit losses has been recorded as of December 31, 2017 or 2016.

Benefit Payments
Benefit payments are recorded when paid.

3.	FAIR VALUE MEASUREMENTS

Generally accepted accounting principles establish a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets, that the Plan has the ability to access, for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs from quoted market prices in active markets for similar assets and liabilities, which are observable for the asset or liability, either directly or indirectly. The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:

Mutual funds and common stock - These investments consist of various publicly-traded mutual funds and common stock and are categorized as Level 1. The fair values are based on quoted market prices for the identical securities in an active market.

Fair value information for investments that are measured at fair value on a recurring basis was as follows at December 31, 2017 and 2016:

	Fair Value Measurements at December 31, 2017
	Level 1	Level 2	Level 3	Totals
Mutual Funds	$16,660,404	$—	$—	$16,660,404
Rollins, Inc. Common Stock	2,847,961	—	—	2,847,961
Total investments, at fair value	$19,508,365	$—	$—	$19,508,365

	Fair Value Measurements at December 31, 2016
	Level 1	Level 2	Level 3	Totals
Mutual Funds	$14,083,259	$—	$—	$14,083,259
Rollins, Inc. Common Stock	1,974,973	—	—	1,974,973
Total investments, at fair value	$16,058,232	$—	$—	$16,058,232

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan holds a portfolio of investment contracts that comprises a synthetic guaranteed investment contract (GIC). This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The synthetic GIC is a wrapper contract paired with underlying investments which are owned by the Plan. The underlying investments consist of high-quality, intermediate fixed income securities. The wrapper contract relating to the synthetic GIC was purchased through Prudential Bank & Trust, F.S.B. The trust’s crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract. The rate is reset every six months.

5.	INCOME TAX STATUS

The Internal Revenue Service determined and informed the Company by a letter dated April 15, 2016 that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and has no income subject to unrelated business income tax. The Plan’s income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

6.     TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2017 and 2016, respectively, the Plan held approximately 61,207 and 58,466 shares of Rollins, Inc. common stock. The fair value of the Plan’s investment in Rollins, Inc. common stock at December 31, 2017 and 2016 was approximately $3 million and $2 million, respectively. During 2017, the Plan received $33,181 in dividends in Rollins, Inc. common stock, which was used to purchase additional shares of the stock.

At December 31, 2017 and 2016, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company (“Prudential”). Prudential is a service provider for the Plan; therefore, transactions in this security qualify as party-in-interest transactions.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2017 and 2016:

	2017	2016
Net assets available for benefits per the financial statements	$31,853,211	$28,519,634
Less: employer contributions receivable at end of year	(417,449)	(406,028)
Net assets available for benefits per the Form 5500	$31,435,762	$28,113,606

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2017:

Increase in net assets available for benefits per the financial statements	$3,360,707
Less: employer contributions receivable at end of year	(417,449)
Add: employer contributions receivable at beginning of year	406,028
Add: other	280
Increase in net assets available for benefits per the Form 5500	$3,349,566

Supplemental Information

WESTERN INDUSTRIES
RETIREMENT SAVINGS PLAN

EIN: 20-0890604 PLAN NO: 006
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
		Mutual Funds:
	Franklin	Franklin Growth Adv	$1,922,793
	Victory Funds	Victory Sm Company Opp I	143,023
	Vanguard Funds	Vanguard Windsor II Adm Fund	3,213,552
	Vanguard Funds	Vanguard Tru 500 Admiral	1,450,167
	T. Rowe Price Funds	T.Rowe Price New Horizons Fund	1,262,480
	American Funds	Capital World Growth R4 Fund	103,203
	Vanguard Funds	Mid Cap Index	49,792
	Vanguard Funds	Vanguard Tot Stk Admiral	11,823
	DWS	Metropolitan West Total	1,066,250
	American Funds	American Europacific Growth R4 Fund	2,619,702
	Oakmark	Equity & Income	2,807,287
	American Funds	American Europacific Growth Fund	784,809
	Hartford Funds	Hartford Midcap FD CL Y	1,223,364
	Vanguard Funds	Vanguard Small CAP Index Admiral	1,726
	Vanguard Funds	Vanguard Bond Index	432
*	Rollins, Inc.	Common Stock	2,847,962
	Total Investments at fair value		19,508,365

*	Prudential	Prudential Guaranteed Fund, Western	11,250,346

	Prudential Core Conservative Bond Fund

*	Participant Loans	Interest rates of 4.25% - 5.50%	677,051
		Assets Held at end of year	$31,435,762
	*Indicates a party-in-interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN
(Registrant)

June 26, 2018	By:	/s/ James C. Benton Jr
James C. Benton Jr
Managing Director Compensation and Benefits

INDEX OF EXHIBITS

Exhibit Number

(23.1)	Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.